DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVE [redacted]
75

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT
(212)-450-6996

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

06016372

SEC MAIL PROCESSING RECEIVED AUG 28 2006 WASH, D.C. 156 SECTION

File No. ~~82-5134~~ 082-34645

August 25, 2006

Re: **Telefónica Móviles Perú Holding S.A.A.—Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Securities and Exchange Commission,
Division of Corporation Finance,
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

PROCESSED
AUG 31 2006
THOMSON FINANCIAL

SUPPL

Ladies and Gentlemen:

On behalf of Telefónica Móviles Perú Holding S.A.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "Commission") the following:

1. Letter to CONASEV, dated February 24, 2006, regarding the meeting of the Board of Directors of Telefónica Móviles Perú Holding S.A.A. which took place on the same date, and the resolutions therein agreed upon.

2. Letter to CONASEV, dated March 27, 2006, regarding the meeting of the General Shareholders' Meeting of Telefónica Móviles Perú Holding S.A.A. which took place on March 24, 2006, and the resolutions therein agreed upon.

3. Letter to CONASEV, dated April 20, 2006, regarding the meeting of the Board of Directors of Telefónica Móviles Perú Holding S.A.A. which took place on the April 19, 2006, and the resolutions therein agreed upon.

4. First quarter 2006 results of Telefónica Móviles Perú Holding S.A.A.

5. First quarter 2006 Financial Statements of Telefónica Móviles Perú Holding S.A.A.

dlo 8/29

6. Letter to CONASEV, dated June 14, 2006, regarding the acquisition of shares of Telefónica Móviles Perú Holding S.A.A. by Latin America Cellular Holdings B.V.

7. Letter to CONASEV, dated June 16, 2006, regarding the redistribution of the shares to the interior Economic Group of Telefónica Móviles.

8. Second quarter 2006 results of Telefónica Móviles Perú Holding S.A.A.

9. Second quarter 2006 Financial Statements of Telefónica Móviles Perú Holding S.A.A.

10. Letter to CONASEV, dated July 20, 2006, regarding the meeting of the Board of Directors of Telefónica Móviles Perú Holding S.A.A. which took place on the same date, and the resolutions therein agreed upon.

Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait. Should you have any questions, please do not hesitate to contact me at (212) 450-6996.

Very truly yours,

Paulina Vargas

Paulina Vargas
Legal Assistant

Enclosures